UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Pyxis Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

747324101

(CUSIP Number)

Pamela Connealy

Pyxis Oncology, Inc.

321 Harrison Avenue

Boston, MA 02118

(617) 351-2575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747324101

Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS Lara Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,170,274 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,170,274 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,170,274 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) AF

(1) This amount includes 2,014,575 Shares (as defined herein) that are obtainable upon exercise of options and 1,721,066 Shares obtainable upon vesting of RSUs (as defined herein).

(2) Calculation is based on the sum of (i) 36,980,621 Shares outstanding as of March 21, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed on March 22, 2023, plus (ii) the 2,014,575 Shares issuable upon exercise of options granted to the Reporting Person, and (iii) the 1,721,066 Shares issuable upon vesting of RSUs granted to the Reporting Person, each of (ii) and (iii) which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 747324101

Page 3 of 4 Pages

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Pyxis Oncology, Inc. (the “Issuer”), whose principal executive offices are located at 150 CambridgePark Drive, Cambridge, Massachusetts 02140. This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on May 23, 2022 (together with this Amendment No. 2, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with her role as Chief Executive Officer of the Issuer, on March 24, 2023, the Reporting Person was granted an aggregate 703,379 shares of restricted stock units (“RSUs”) , for no additional consideration. Such RSUs vest over a four year period, with 25% vesting on the first anniversary of the grant date, and the remaining 75% vesting in 36 substantially-equal monthly installments thereafter, subject to the Reporting Person's continued employment through the applicable vesting date. In addition, the grant of 95,684 RSUs that the Compensation Committee of the Issuer’s board of directors approved on April 14, 2022, which were reported in Amendment No. 1, were issued to the Reporting Person on January 3, 2023, for no additional consideration.

Also on March 24, 2023, the Issuer’s board of directors approved a stock option repricing (“Option Repricing”), pursuant to which the exercise price of stock option awards granted under the Issuer’s 2019 Equity Incentive Plan (the “Plan”) was reduced to $2.21 per Share (the closing price of the Issuer’s Shares on March 24, 2023). As a result, the exercise price of stock options granted to the Reporting Person under the Plan representing the right to acquire 990,461 Shares was reduced from $5.34 per Share to $2.21 per Share, and the exercise price of stock options granted to the Reporting Person under the Plan representing the right to acquire 61,825 Shares was reduced from $8.71 per Share to $2.21 per Share. No additional consideration was paid for the Option Repricing. All other terms and conditions of these stock option awards continue as set forth in the Plan and the applicable award agreements.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,170,274 Shares, representing approximately 10.2% of the total number of Shares outstanding. This amount includes: (i) an aggregate 2,014,575 Shares obtainable upon exercise of options, certain of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date; and (ii) 1,721,066 Shares obtainable upon vesting of RSUs, all of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date.

The foregoing beneficial ownership percentage is based on the sum of (i) 36,980,621 Shares outstanding as of March 21, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed on March 22, 2023, plus (ii) the 2,014,575 Shares issuable upon exercise of options granted to the Reporting Person, and (iii) the 1,721,066 Shares issuable upon vesting of RSUs granted to the Reporting Person, each of (ii) and (iii) which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c) The response to Item 3 of this Amendment No. 2 is incorporated by reference herein. Other than as disclosed in this Amendment No. 2, there have been no transactions in the Shares by the Reporting Person effected during the past sixty days.

CUSIP NO. 747324101

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2023	By:	/s/ Lara Sullivan
Lara Sullivan President and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).